ADVISORS PREFERRED TRUST

OPERATING EXPENSES LIMITATION AGREEMENT

KENSINGTON MANAGED INCOME FUND

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the "Agreement") supersedes any prior operating expenses limitation agreement between the Adviser and the Trust on behalf of the Fund (each as defined below) and is effective as of November 1, 2020, by and between Advisors Preferred Trust, a Delaware statutory trust (the "Trust"), on behalf of the Kensington Managed Income Fund, (the "Fund") a series of the Trust; the Adviser of such Fund, Advisors Preferred, LLC (the "Adviser"); the Sub-Adviser of such Fund, Kensington Analytics, LLC (the "Sub-Adviser").

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Trust pursuant to the terms and provisions of an investment advisory agreement with the Trust with effect as to the Fund as of the 1st day of August 2019, and as may be amended from time to time (the "Investment Advisory Agreement"); and

WHEREAS, the Sub-Adviser renders advice and services to the Trust and Adviser pursuant to the terms and provisions of a sub-advisory agreement with the Adviser with effect as of the 1st day of November 2020, and as may be amended from time to time (the "Sub-Advisory Agreement"); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Sub-Advisory Agreement that have not been assumed by the Sub-Adviser; and

WHEREAS, the Adviser and Sub-Adviser wish to limit the Fund's Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) wishes to allow the Adviser and Sub-Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Adviser and Sub-Adviser hereby agree to limit the Fund's current Operating Expenses to an annual rate, expressed as a percentage of the Fund's average annual net assets, to the amounts listed in Appendix A (the "Annual Limit"). In the event that the current Operating Expenses of the Fund, as accrued each

1

month, exceed its Annual Limit, the Adviser and Sub-Adviser will pay to that Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due. The Adviser and Sub-Adviser shall bear the fee waivers and reimbursements in proportion to their respective advisory fee and sub-advisory fee. Neither the Adviser nor Sub-Adviser shall be responsible for the other's obligations under this Agreement.

2. Definition. For purposes of this Agreement, the term "Operating Expenses" with respect to the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and including the Sub-Adviser's sub-advisory fee, as detailed in the Sub-Advisory Agreement; and the Adviser's investment advisory or management fee detailed in the Investment Advisory Agreement, and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, expenses of underlying funds in which this Fund invests, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, or extraordinary expenses such as litigation.

3. Reimbursement of Fees and Expenses. The Adviser and Sub-Adviser each retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement in future years on a rolling three year basis from the time such fee is waived or reimbursed, if such reimbursement can be achieved within the Operating Expense Limitation listed in Appendix A and within any then-current operating expense limitation.

4. Term. This Agreement shall become effective on the date first above written and shall remain in effect until at least through November 2, 2021, unless sooner terminated as provided in Paragraph 5 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days' written notice to the Adviser or Sub-Adviser. This Agreement may not be terminated by the Adviser or Sub-Adviser without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate, with respect to the Fund listed in Appendix A if the Investment Advisory Agreement or Sub-Advisory Agreement for the Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement's or Sub-Advisory Agreement's termination for the Fund. However, the right to reimbursement shall survive the automatic termination of this Agreement caused by the termination of the Investment Advisory Agreement if caused by a change in control of the Adviser or termination of the Sub-Advisory Agreement if caused by a change in control of the Sub-Adviser.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other parties.

2

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, with effect as described above.

ADVISORS PREFERRED TRUST	ADVISORS PREFERRED, LLC	KENSINGTON ANALYTICS, LLC
on behalf of the
Kensington Managed Income Fund
By: /s/_________________	By: /s/_________________	By: /s/____________________
Name: Catherine Ayers-Rigsby	Name: Catherine Ayers-Rigsby	Name: Bruce P. DeLaurentis
Title: President	Title: Chief Executive Officer	Title: Chief Executive Officer

Appendix A

Share Class	Operating Expense Limit
A	2.05%
Institutional	1.55%

3